TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2007 SEP 20 A 6:43

07026799

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

17 September 2007

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

**Tate & Lyle PLC, File No: 082/905**

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 4 August 2007 to 16 September 2007 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams
Deputy Company Secretary

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Enc.

RECEIVED
2007 SEP 20 A 6:43
FICE OF INTERNATIONAL CORPORATE FINANCE

**Tate and Lyle PLC (File No: 082/905)**
**Disclosures**
**Period: 4 August 2007 to 16 September 2007**

| Date | Headline |
|---|---|
| 14/09/07 | Transaction in own shares |
| 13/09/07 | Transaction in own shares |
| 11/09/07 | Transaction in own shares |
| 10/09/07 | Holdings in Company |
| 07/09/07 | Transaction in own shares |
| 07/09/07 | Director Declaration |
| 05/09/07 | Transaction in own shares |
| 04/09/07 | Transaction in own shares |
| 03/09/07 | Transaction in own shares |
| 03/09/07 | Total Voting Rights |
| 31/08/07 | Transaction in own shares |
| 29/08/07 | Transaction in own shares |
| 28/08/07 | Transaction in own shares |
| 24/08/07 | Transaction in own shares |
| 22/08/07 | Transaction in own shares |
| 21/08/07 | Transaction in own shares |
| 20/08/07 | Holding(s) in company |
| 17/08/07 | Transaction in own shares |
| 16/08/07 | Cessation of Production at Selby |
| 16/08/07 | Transaction in own shares |
| 15/08/07 | Investment |
| 15/08/07 | Transaction in own shares |
| 14/08/07 | Transaction in own shares |
| 10/08/07 | Transaction in own shares |
| 10/08/07 | Holdings in Company |
| 09/08/07 | Transaction in own shares |
| 07/08/07 | Transaction in own shares |
| 06/08/07 | Transaction in own shares |

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:9172D
Tate & Lyle PLC
14 September 2007

Tate & Lyle PLC ('the Company') announces that on 14 September 2007 it purchased for cancellation through ABN AMRO Hoare Govett 400,000 ordinary shares at an average price of 546.98 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 482,603,732. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson



END
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## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:8425D
Tate & Lyle PLC
13 September 2007

Tate & Lyle PLC ('the Company') announces that on 13 September 2007 it purchased for cancellation through ABN AMRO Hoare Govett 200,000 ordinary shares at an average price of 550.82 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 482,002,644. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson



END
POSLJMRTMMBBBFR

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:6927D
Tate & Lyle PLC
11 September 2007

Tate & Lyle PLC ('the Company') announces that on 11 September 2007 it purchased for cancellation through ABN AMRO Hoare Govett 200,000 ordinary shares at an average price of 547.07 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 482,202,432. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson



END
POSLBMRTMMBBBJR

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

INVESCO plc

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

5 September 2007

6. Date on which issuer notified

10 September 2007

7. Threshold(s) that is /are crossed or reached

16%, 15%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 78,177,366

Number of Voting Rights: 78,177,366

Resulting situation after the triggering transaction:

Number of Shares - 75,787,643

Number of Voting Rights (Indirect) - 75,787,643

% of Voting Rights (Indirect) - 15.68%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 75,787,643

Total % of Voting Rights - 15.68%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Bank of Ireland Dublin 802,154
Bank of New York 81,562
Banque Paribas 403,513
Bank of New York (Brussels) 46,427

Chase Bank (Hong Kong) 102,370
JP Morgan Chase 2,367,285
Citibank 61,488,126
HSBC Bank 1,097,689
Japan Trustee Services Bank 2,009
Mellon Bank, Pittsburgh 474,472
Santander Central Hispano Investment 16,593
State Street Trust & Banking 8,079,793
Trust & Custody Services 5,287
Northern Trust Company, London 819,777
Other 586

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

10 September 2007

## Tate & Lyle News Announcement

# Tate & Lyle PLC - Transaction in Own Shares

RNS Number:5340D
Tate & Lyle PLC
07 September 2007

Tate & Lyle PLC
07 September 2007

Tate & Lyle PLC ('the Company') announces that on 7 September 2007 it purchased for cancellation through ABN AMRO Hoare Govett 350,000 ordinary shares at an average price of 541.93 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 482,402,432. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson



END
POSLRMRTMMMMBFR

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Director Declaration

Tate & Lyle PLC

Tate & Lyle PLC - 7 September 2007

Notification of change in Director's details

Mr Kaikhushru Shiavax Nargolwala, a Non-Executive Director of Tate & Lyle PLC, resigned as an Executive Director of Standard Chartered PLC with effect from 6 September 2007.

This disclosure is made to comply with LR 9.6.14 R of the listing rules.

Rowan Adams

Deputy Company Secretary

## Tate & Lyle News Announcement

# Tate & Lyle PLC - Transaction in Own Shares

RNS Number:3804D
Tate & Lyle PLC
05 September 2007

Tate & Lyle PLC ('the Company') announces that on 5 September 2007 it purchased for cancellation through Citigroup Global Markets Limited 400,000 ordinary shares at an average price of 541.51 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 482,752,432. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSLAMRTMMJMBTR

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:2979D
Tate & Lyle PLC
04 September 2007

Tate & Lyle PLC ('the Company') announces that on 4 September 2007 it purchased for cancellation through Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 559.42 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 483,152,432. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson



END

POSLIMRTMMMMBLR

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:2199D
Tate & Lyle PLC
03 September 2007

Tate & Lyle PLC ('the Company') announces that on 3 September 2007 it purchased for cancellation through Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 564.02pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 483,392,610. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson



END

POSLJMRTMMTMBFR

## Tate & Lyle News Announcement

# Tate & Lyle PLC - Total Voting Rights

Tate & Lyle PLC

3 September 2007 - Tate & Lyle PLC

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Tate & Lyle PLC's capital as at 31 August 2007 consists of 483,592,610 ordinary shares with voting rights.

Tate & Lyle PLC holds no ordinary shares in Treasury.

Therefore, the total number of voting rights as at 31 August 2007 in Tate & Lyle PLC is 483,592,610.

The above figure (483,592,610) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber

Company Secretary

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:1380D
Tate & Lyle PLC
31 August 2007

Tate & Lyle PLC ('the Company') announces that on 31 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 560.35pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 483,592,610. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Mark Robinson

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSPBMRTMMBJBLR

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:9755C
Tate & Lyle PLC
29 August 2007

Tate & Lyle PLC ('the Company') announces that on 29 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 400,000 ordinary shares at an average price of 545.12pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 483,781,595. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Mark Robinson

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSPLMRTMMATBJR

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:8998C
Tate & Lyle PLC
28 August 2007

Tate & Lyle PLC ('the Company') announces that on 28 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 546.56 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 484,181,595. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Mark Robinson



END

POSPPMRTMMTTBRR

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:8121C
Tate & Lyle PLC
24 August 2007

Tate & Lyle PLC ('the Company') announces that on 24 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 553.82 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 484,431,595. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson



END

POSPIMRTMMBTBBR

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:6707C
Tate & Lyle PLC
22 August 2007

Tate & Lyle PLC ('the Company') announces that on 22 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 100,000 ordinary shares at an average price of 548.9 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 484,631,595. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSPTMRTMMBTBMR

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:5968C
Tate & Lyle PLC
21 August 2007

Tate & Lyle PLC ('the Company') announces that on 21 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 300,000 ordinary shares at an average price of 545.23 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 484,729,458. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson



END

POSPBMRTMMBTBLR

## Tate & Lyle News Announcement

# Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

Reduction in shares in issue due to Tate & Lyle PLC buy back and subsequent share cancellation.

3. Full name of person(s) subject to the notification obligation

Silchester International Investors Limited

4. Full name of the shareholder(s) (if different from 3 above)

Silchester International Investors International Value Equity Taxable Trust Silchester International Investors International Value Equity Trust Silchester International Investors International Value Equity Group Trust Silchester International Investors Tobacco Free International Value Equity Trust The Calleva Trust

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

17 August 2007

6. Date on which issuer notified

20 August 2007

7. Threshold(s) that is /are crossed or reached

4%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES (GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 14,469,253

Number of Voting Rights: 14,469,253

Resulting situation after the triggering transaction:

Number of Shares (Direct) - 19,402,253

Number of Voting Rights (Direct) - 19,402,253

% of Voting Rights (Direct) - 4.00%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 19,402,253

Total % of Voting Rights - 4.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

Silchester International Investors Limited

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

Silchester International Investors Ltd ('Silchester') acts as investment manager for the clients detailed in Question 4 above (our 'Clients'). In acting for our Clients, Silchester are given full discretion over their investments and are empowered to vote on their behalf. However, we do not act as our Clients' custodian and therefore shares are not held in our name but in the name of each Client's custodian bank.

Contact name for enquiries:

Robert Gibber Company Secretary 020 7626 6525

20 August 2007

ENDS

## Tate & Lyle News Announcement

# Tate & Lyle PLC - Transaction in Own Shares

RNS Number:4184C
Tate & Lyle PLC
17 August 2007

Tate & Lyle PLC ('the Company') announces that on 17 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 127,000 ordinary shares at an average price of 543.4 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 485,029,458. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

| | |
|---|---|
| Tate & Lyle plc | 020 7977 6189 |
| Mark Robinson | |



END

POSPRMRTMMTBBJR

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:2849C
Tate & Lyle PLC
16 August 2007

Tate & Lyle PLC ('the Company') announces that on 16 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 544.12 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 485,156,458. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Mark Robinson



END

POSPFMRTMMBBBTR

## Tate & Lyle News Announcement

# Tate & Lyle PLC - Cessation of Production at Selby

Tate & Lyle PLC

Tate & Lyle PLC - 16 August 2007

Astaxanthin Partners Ltd to cease Astaxanthin production at Selby facility.

Tate & Lyle announces today that Astaxanthin Partners Ltd, its joint venture with Igene Biotechnology Inc., intends to cease production of Astaxanthin at the Tate & Lyle site in Selby, North Yorkshire. Additionally, Tate & Lyle is in discussions with its joint venture partner concerning Tate & Lyle's exit from this loss making business.

Consultation with employees has now begun and will last 30 days. Closure would affect 45 jobs at the Selby site. Subject to employee consultation, it is planned that Astaxanthin production will cease at the end of September 2007. Tate & Lyle's share of the operating loss of Astaxanthin for the year to 31 March 2007 was £3 million. Tate & Lyle's share of cash closure costs are estimated at £3 million. An impairment charge on Tate & Lyle's investment in Astaxanthin Partners Ltd was taken in the financial year to 31 March 2007.

Stanley Musesengwa, Chief Operating Officer, said: 'The difficult decision to begin the consultation process follows a full review of the business and its profitability for the foreseeable future. This decision is not a reflection of the hardworking employees we have at the site and every effort was made to secure the future of the plant. The business has faced pressures due to escalating raw material prices resulting from changes in the EU Sugar Regime and higher energy costs. Unfortunately an increasing cost base coupled with a falling selling price means that production of Astaxanthin at the Selby site is no longer commercially viable.'

Tate & Lyle will help those colleagues potentially affected to seek suitable alternative employment. This will include the provision of on-site job shop facilities staffed by independent professional counsellors.

Notes to Editors

Astaxanthin is a nutrient for farm-raised fish made by the fermentation of sugar products.

For more information contact Tate & Lyle PLC:

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525 or Mobile: 07713 067433

About Tate & Lyle:

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA(R) Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 23 countries, throughout Europe, the Americas and South East Asia. In the year to 31 March 2007, it employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on http://www.tateandlyle.com.

SPLENDA(R) is a trademark of McNeil Nutritionals, LLC

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:1881C
Tate & Lyle PLC
15 August 2007

Tate & Lyle PLC ('the Company') announces that on 15 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 600,000 ordinary shares at an average price of 556.11 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 485,406,458. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson



END

POSPAMFTMMABBTR

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Investment

Tate & Lyle PLC

Tate & Lyle announces investment in sugar joint venture in the People's Democratic Republic of Lao

Tate & Lyle announces today a £2 million investment to acquire a 10% shareholding in Mitr Lao Sugar, a joint venture with leading Asian sugar manufacturer, Mitr Phol Group. Mitr Lao Sugar plans to invest a total of £58 million to produce sugar in the People's Democratic Republic of Lao ('Lao PDR'). Mitr Lao Sugar will grow sugar cane and construct and operate a new sugar mill in the Savannakhet region of Lao PDR. The mill will have an initial capacity of 5,000 tonnes rising to 10,000 tonnes of cane per day. Lao PDR will be eligible to export sugar duty free into the EU under the Everything But Arms initiative with effect from 1 July 2009. Raw sugar shipped to the EU by Mitr Lao Sugar will be refined by Tate & Lyle.

Ian Bacon, Chief Executive of Tate & Lyle's Sugars, Europe division, said: 'I am delighted to announce this joint venture with our partner Mitr Phol Group, with whom we have worked for many years in Asia. By joining forces we have created a valuable investment and secured a reliable, long-term supply of raw sugar to our refineries in the EU. This is a good example of how Tate & Lyle is responding to changes in the EU sugar market.'

For more information contact Tate & Lyle PLC:

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525 or Mobile: 07713 067433

About Tate & Lyle:

Tate & Lyle is a world leading manufacturer of renewable food and industrial

ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA(R) Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 23 countries, throughout Europe, the Americas and South East Asia. In the year to 31 March 2007, it employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on http://www.tateandlyle.com.

SPLENDA(R) is a trademark of McNeil Nutritionals, LLC

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:1056C
Tate & Lyle PLC
14 August 2007

Tate & Lyle PLC ('the Company') announces that on 14 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 558.18 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 486,006,458. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Mark Robinson



END

POSPIMRTMMTBBIR

## Tate & Lyle News Announcement

# Tate & Lyle PLC - Transaction in Own Shares

RNS Number:9369B
Tate & Lyle PLC
10 August 2007

Tate & Lyle PLC ('the Company') announces that on 10 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 1,000,000 ordinary shares at an average price of 542.34 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 486,251,791. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson



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## Tate & Lyle News Announcement

## Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

INVESCO plc

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

3 August 2007

6. Date on which issuer notified

10 August 2007

7. Threshold(s) that is /are crossed or reached

15%, 16%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 78,253,239

Number of Voting Rights: 78,253,239

Resulting situation after the triggering transaction:

Number of Shares - 78,177,366

Number of Voting Rights (Indirect) - 78,177,366

% of Voting Rights (Indirect) - 16.01%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 78,177,366

Total % of Voting Rights - 16.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Bank of Ireland Dublin 802,154

Bank of New York 81,562

Banque Paribas 431,104

Bank of New York (Brussels) 46,427

Chase Bank (Hong Kong) 102,370

JP Morgan Chase 2,735,320

Citibank 63,482,317

HSBC Bank 1,097,689

Japan Trustee Services Bank 2,009

Mellon Bank, Pittsburgh 474,472

Santander Central Hispano Investment 16,593

State Street Trust & Banking 8,079,793

Trust & Custody Services 5,287

Northern Trust Company, London 819,777

Other 492

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber

Company Secretary

020 7626 6525

10 August 2007

## Tate & Lyle News Announcement

## Tate & Lyle PLC - Transaction in Own Shares

RNS Number:8560B
Tate & Lyle PLC
09 August 2007

Tate & Lyle PLC ('the Company') announces that on 9 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 700,000 ordinary shares at an average price of 547.92 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 487,251,791. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson

This information is provided by RNS
The company news service from the London Stock Exchange

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## Tate & Lyle News Announcement

# Tate & Lyle PLC - Transaction in Own Shares

RNS Number:7006B
Tate & Lyle PLC
07 August 2007

Tate & Lyle PLC ('the Company') announces that on 7 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 300,000 ordinary shares at an average price of 557.04 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 487,950,430. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Mark Robinson



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## Tate & Lyle News Announcement

# Tate & Lyle PLC - Transaction in Own Shares

RNS Number:6128B
Tate & Lyle PLC
06 August 2007

Tate & Lyle PLC ('the Company') announces that on 6 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 700,000 ordinary shares at an average price of 561.60 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 488,250,430. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Mark Robinson

This information is provided by RNS
The company news service from the London Stock Exchange

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